UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

STAR GAS PARTNERS, L.P.

(Name of Subject Company)

STAR GAS PARTNERS, L.P.

(Name of Persons Filing Statement)

Common Units Representing Limited Partnership Interests

(Title of Class of Securities)

85512C 10 5

(CUSIP Number of Class of Securities)

Richard F. Ambury

Chief Financial Officer, Treasury and Secretary of Star Gas LLC

2187 Atlantic Street

P.O. Box 120011

Stamford, Connecticut 06902

(203) 328-7310

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With Copies to:

Phillips Nizer LLP 666 Fifth Avenue, 28th Floor New York, New York 10103-0084 (212) 977-9700 Attn: Brian Brodrick, Esq.	Skadden, Arps, Slate, Meagher & Flom, LLP 4 Times Square New York, New York 10036 (212) 735-3000 Attn: Richard Grossman, Esq.

☑	Check the box if the filing related solely to preliminary communications made before the commencement of a tender offer.

March 30, 2006

Dear Star Gas Unitholder:

I am writing to advise you of some additional developments relating to the upcoming Special Meeting of Star Gas (the “Partnership” or “Star”) unitholders which will be held at 11:00 a.m., local time, on Thursday, April 6, 2006 at the offices of Phillips Nizer LLP, 666 Fifth Avenue, New York, New York 10103.

On March 30, 2006, Star entered into an amendment to the Kestrel Unit Purchase Agreement pursuant to which Kestrel has improved the terms of the recapitalization transaction. Kestrel will continue to make a $16.875 million investment in Star, but has agreed to purchase 6.75 million common units (compared to 7.5 million common units under the prior Kestrel transaction) at a price of $2.50 per common unit (compared to $2.25 under the prior Kestrel transaction). The amended Kestrel transaction also provides for improved terms of the rights offering being made to common unitholders. The rights offering will now be for 19,687,500 units at a price of $2.00 per common unit (compared to a rights offering of 17.5 million units at a price of $2.25 under the prior Kestrel transaction). Kestrel has further agreed to fully backstop any units not purchased in the rights offering at a price of $2.25.

As you know, Star received a new unsolicited competing proposal (the “New Soros Group proposal”) made by a group consisting of Soros Fund Management, LLC, Atticus Capital, LP and Almeida Oil Co., Inc. (collectively, the “Soros Group”). After carefully reviewing and evaluating the New Soros Group proposal in light of the improved Kestrel transaction, the Board has determined that the New Soros Group proposal is not a “Superior Proposal” under the terms of the amended Kestrel Unit Purchase Agreement. The reasons for the Board’s determination are set forth in the attached supplemental materials.

The Board will continue to act in the best interest of unitholders. In that regard, you should be aware that the Board retains the ability to consider unsolicited proposals, and determine that such proposals are “Superior Proposals” after the date of the Special Meeting and to terminate the Kestrel Unit Purchase Agreement in order to accept a superior proposal. In addition, you should be aware that as disclosed in the original proxy statement, members of our Board own senior subordinated units and junior subordinated units and this ownership could create a potential conflict of interest in connection with the Board’s consideration of the new Soros Group proposal which, as described in more detail in the attached supplemental materials, contemplates that the junior and senior subordinated units not be converted to common units but remain outstanding and not have any likelihood of receiving distributions in the foreseeable future. As described in the supplemental materials, the Soros Group advised Star that it was prepared to adjust its proposal to provide for the conversion of the junior and senior subordinated units into common units if the Board believed such conversion was necessary or desirable. The Board was aware of these potential conflicts and did not believe that it impacted its ability to act in the best interests of the Partnership and its unitholders.

Given the importance of the recapitalization to the Partnership, the Board continues to recommend that you vote in favor of the Kestrel transaction.

Enclosed is a duplicate amended proxy card for the Special Meeting. The proxy card that accompanied the original proxy statement and other mailings and the amended proxy card mailed to unitholders with the amended notice of meeting dated March 13, 2006 and subsequent mailings will remain valid. If you already returned a validly executed proxy card, your votes will be recorded unless you submit a subsequent proxy or you otherwise revoke your prior proxy. If you have not voted or wish to change your vote, please mark, date and execute the enclosed proxy card and mail it promptly in the enclosed envelope. We recognize that time is short before the upcoming Special Meeting and if you have not yet voted or wish to change your vote, we urge you to vote by phone or through the internet, or alternatively you may vote by faxing both sides of your signed proxy to Georgeson at 212-440-9009. Once again, thank you for your continued support and we will continue to do our best to keep you apprised of future developments.

Regards,

Joseph P. Cavanaugh

Chief Executive Officer

PS — Should you have any questions or concerns about the vote, feel free to call Georgeson Shareholder, the firm assisting us in this solicitation, toll-free at 800/960-7546 and speak with a representative who should be able to address your inquiry.

2

Supplement to Proxy Statement

of

Star Gas Partners, L.P.

This is a supplement to our proxy statement dated January 24, 2006 (the “proxy statement”) that describes Star Gas Partners, L.P.’s proposed strategic recapitalization pursuant to the terms of a unit purchase agreement dated as of December 5, 2005, as amended on March 12, 2006 and March 30, 2006 (the “amended unit purchase agreement”), by and among Star Gas Partners, Star Gas LLC (“Star Gas”), Kestrel Energy Partners, LLC (“Kestrel”), Kestrel Heat, LLC (“Kestrel Heat”) and KM2, LLC (“M2”).

This supplement includes financial and other information that updates information in our proxy statement, as well as in the previous supplements (the “supplements”) to our proxy statement dated March 1, 2006 and March 17, 2006 and in the amended notice of meeting dated March 13, 2006 (“amended notice”). You should carefully consider the information in this supplement together with the information in our proxy statement, the supplements and the amended notice.

This supplement describes certain change to the proposals previously submitted for approval in the amended notice. If you have already properly completed and returned a proxy card or amended proxy card, your proxy will continue to be valid, and you do not have to complete and return the enclosed amended proxy card unless you wish to do so.

For more information on voting, please call our proxy solicitor, Georgeson Shareholder, at 800-960-7546.

Representation of your units at the meeting is very important. Your vote is important, no matter how many or how few units you hold. If you fail to vote by proxy or in person, it will have the same effect as a vote against the recapitalization. Please vote by completing and mailing the enclosed amended proxy card if you have not already done so.

Throughout this supplement, we refer to ourselves, Star Gas Partners, L.P., as “we” or “us” or “Star Gas Partners.” We sometimes refer to the board of directors of our general partner, Star Gas, as “our board of directors,” “our board,” “the Board,” “Star Gas’ board” or “Star Gas Partners’ board.”

The Board of Directors of

Star Gas LLC, the general partner of

Star Gas Partners, L.P.

The date of this supplement is March 30, 2006 and it is first being mailed to unitholders on or about March 31, 2006.

STAR GAS PARTNERS, L.P.

2187 Atlantic Street

Stamford, CT 06902

PROXY STATEMENT SUPPLEMENT

This supplement contains information related to the special meeting of unitholders of Star Gas Partners and any adjournments thereof. The special meeting will be held on April 6, 2006 beginning at 11:00 a.m. local time at the offices of Phillips Nizer LLP, 666 Fifth Avenue, New York, New York 10103.

At the special meeting, our unitholders will act on the following matters:

Proposal l. Approval of the issuance of:

•	6,750,000 new common units to Kestrel Heat and M2, wholly owned subsidiaries of Kestrel, on the terms and subject to the conditions set forth in the amended unit purchase agreement, as such agreement may be further amended from time to time in the discretion of our Board, to the extent that the Board determines that such amendments are in the best interests of the Partnership and its unitholders. The purchase price shall be $2.50 per unit or such other price as the Board in its discretion determines to be in the best interests of the Partnership and its unitholders.

•	19,687,500 new common units in an offering of non-transferable rights to our common unitholders, with a standby commitment from M2 to purchase all units that are not subscribed for in the rights offering as such terms may be further amended from time to time in the discretion of our Board, to the extent that the Board determines that such amendments are in the best interests of the Partnership and our unitholders. The exercise price shall be $2.00 per unit (or $2.25 per unit in the case of M2’s standby commitment) or such other price as the Board in its discretion determines to be in the best interests of the Partnership and its unitholders.

•	13,433,962 (subject to adjustment based on rounding) new common units upon the conversion by certain holders of Star Gas Partners’ 10.25% senior notes due 2013 of approximately $26.9 million in principal amount of senior notes at a conversion price of $2.00 per unit; and

•	3,737,346 new common units upon the conversion of each outstanding senior subordinated unit and each outstanding junior subordinated unit into one common unit in accordance with the terms and conditions of the second amended and restated agreement of limited partnership submitted to unitholders for approval in Proposal 3.

Proposal 2. Approval of the election of Kestrel Heat as successor general partner upon the withdrawal of Star Gas; and

Proposal 3. The adoption of a second amended and restated agreement of limited partnership of Star Gas Partners, substantially in the form attached to the proxy statement as Annex B, that will, among other matters, reflect the election of Kestrel Heat as successor general partner upon the withdrawal of Star Gas and revise the terms and distribution rights of our partnership securities as further described in the proxy statement, including the conversion of each outstanding senior subordinated units and junior subordinated unit into one common unit, as indicated in Proposal 1 above.

In accordance with the authority previously granted to the Board pursuant to the amended notice, Proposal 1 has been revised to reflect the terms of an amendment (the “second amendment”) to the Kestrel unit purchase agreement in the form attached hereto as Exhibit A, that was entered into on March 30, 2006, and which is described below. Accordingly, revised Proposal 1, as set forth above, will be presented to unitholders for approval at the special meeting. Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote all executed proxy cards in accordance with the recommendations of the board of directors of Star Gas, which is to vote FOR all three Proposals, including revised Proposal 1, to effect the Kestrel recapitalization.

Except as described in this document, the information we provided in our proxy statement, the supplements and the amended notice, previously mailed to you, continues to apply and this supplement should be read in conjunction with the original proxy statement, the supplements and the amended notice. To the extent information in this document differs from, updates or conflicts with information contained in the original proxy statement, the supplements and the amended notice, the information in this document is more current. If you need another copy of the original proxy statement, the supplements or the amended notice, please call our proxy solicitor, Georgeson Shareholder at 800-960-7546. The original proxy statement, the supplements and the amended notice may also be found on the internet at www.star-gas.com.

SECOND AMENDMENT

On March 30, 2006, the parties entered into the second amendment to the Kestrel amended unit purchase agreement which provides for:

•	an increase in the per unit price being paid by Kestrel Heat and M2 to $2.50 (from $2.25) and a decrease in the number of common units being purchased by Kestrel and M2 to 6,750,000 (from 7,500,000), resulting in no change in Kestrel’s equity investment of $16,875,000 and a reduction in dilution to existing common unitholders; and

•	a decrease in the exercise price per unit in the rights offering to the Partnership’s common unitholders to $2.00 per common unit (from $2.25) and an increase in the number of common units being offered in the rights offering to 19,687,500 (from 17,500,000), with a standby commitment from M2 to purchase all units that are not subscribed for in the rights offering at an exercise price of $2.25. The holder of record of each common unit held at the close of business on April 6, 2006, the record date for the distribution, will be issued .6121 ( as compared to .5441) rights to purchase one common unit.

Except as set forth above, the amended unit purchase agreement remains in full force and effect.

BACKGROUND

New Soros Group Proposal. On March 22, 2006, we received a new unsolicited and non-binding competing proposal from the consortium consisting of Soros Fund Management, LLC (“Soros”), Atticus Capital LP (“Atticus”) and Almeida Oil Co., Inc. (“Almeida”) for the strategic recapitalization of the Partnership. The new proposal (the “New Soros Group proposal”) by this consortium contemplates the formation of a new company, referred to herein as the “Soros Group,” to effectuate the transactions contained in the New Soros Group proposal.

The New Soros Group proposal included, among other things, a proposed tender offer by the Soros Group for up to 15 million common units at a price of $3.00 per unit. The New Soros Group proposal contemplated a $67.5 million rights offering to Star Gas Partners’ common unitholders at a price of $2.25 per common unit, with the common units purchased by the Soros Group through the tender offer being eligible to participate in the rights offering and the Soros Group providing a standby commitment to backstop the entire rights offering. The New Soros Group proposal would result in the aggregate issuance of 30 million new common units and cash to the Partnership of $67.5 million prior to the payment of termination fees, expenses, incremental interest on Star Gas Partners’ senior notes and other costs.

The New Soros Group proposal did not include a conversion of the Partnership’s senior subordinated and junior subordinated units into Star Gas Partners’ common units. The Soros Group did, however, inform the

Partnership that the Soros Group proposal could be adjusted to allow for such a conversion if the Board of Star Gas LLC (“Star Gas”), our current general partner, thought such a conversion was necessary or desirable.

Pursuant to the New Soros Group proposal, Star Gas would remain the general partner of the Partnership, and the Soros Group would have the right to appoint all of the directors of the general partner. The New Soros Group proposal contemplated that Star Gas would, in consideration of the Soros Group’s standby commitment in the rights offering, (a) agree to relinquish its right to receive distributions from the Partnership pursuant to Star Gas Partners’ partnership agreement (other than with respect to capital actually invested in the Partnership) and (b) cause Star to issue to the Soros Group newly created units which would provide economic benefits substantially equivalent to the new general partner’s rights to receive distributions under the amended unit purchase agreement.

The New Soros Group proposal contained a number of additional conditions not contained in any prior proposal. The proposal was conditioned on the board of Star Gas approving the transactions, including the tender offer, contemplated by the New Soros Group proposal and revoking all anti-takeover protections currently contained in the formation and governance documents of the Partnership and its general partner solely with respect to the New Soros Group proposal. The New Soros Group Proposal was also conditioned upon the transfer, for nominal consideration, of a minority equity interest in Star Gas to the Soros Group and the agreement by all of the equity holders of Star Gas to: (i) grant the Soros Group the right to appoint all of the members of the board of directors of Star Gas and (ii) not sell their equity interests in Star Gas without the prior written consent of the Soros Group. The proposal was further conditioned on the Soros Group being granted the option to acquire all of the equity interests in Star Gas for a price equal to the value of Star Gas’ invested capital in Star Gas Partners at the time of exercise of such option.

The New Soros Group proposal did not contemplate maintaining the current arrangements with the holders of Star Gas Partners’ senior notes. The New Soros Group proposal contemplated that the existing arrangements with noteholders would terminate upon the termination of the amended unit purchase agreement and that any future negotiations with such noteholders would be the responsibility of the Soros Group. The New Soros Group proposal indicated that in addition to the cash provided by the rights offering and cash on hand at the Partnership, the Soros Group would arrange debt financing to satisfy any redemption of Star Gas Partners’ senior notes required pursuant to the “excess proceeds” clause of Star Gas Partners’ indenture with its senior noteholders. The Soros Group also indicated that they had engaged in discussions with financing sources regarding replacing Star Gas Partners’ existing senior bank facility and providing a facility to fund any purchases under the excess proceeds clause of Star Gas Partners’ indenture.

The New Soros Group proposal, like the prior Soros Group proposals, was subject to completion of a confirmatory due diligence review and negotiation and execution of definitive agreements, which diligence review the Soros Group has indicated it will be able to conduct in one week.

On March 23, 2006, the Partnership issued a press release announcing the Board’s receipt of the New Soros Group proposal.

In addition, on March 23, 2006, counsel for Star Gas Partners sent a letter to counsel to the Soros Group seeking clarification of certain terms of the New Soros Group proposal. Counsel to the Soros Group responded to this letter on March 27, 2006. Counsel to Star Gas Partners sent a follow-up letter to counsel to the Soros Group on March 28, 2006 seeking additional information concerning the New Soros Group proposal, which counsel to the Soros Group responded to on March 29, 2006.

The Board of Directors of Star Gas met on March 23, 2006 with Star Gas Partners’ legal and financial advisors to discuss the New Soros Group proposal. The Board requested that the Partnership’s financial advisor, Jefferies & Company, Inc. (“Jefferies”), evaluate the New Soros Group proposal in order to assist the Board in determining whether the New Soros Group proposal may reasonably be expected to be more favorable to Star Gas Partners or its unitholders or partners from a financial point of view than the amended unit purchase agreement, in connection with the Board’s determination of whether the New Soros Group proposal constitutes a “superior proposal” under the amended unit purchase agreement.

At the March 23, 2006 Board meeting, the Board also approved an adjournment of the date of the special meeting of unitholders until April 6, 2006, in order to give the Partnership time to prepare and circulate additional information to unitholders. The Board also reset the record date for the rights offering as the close of business on April 6, 2006.

On March 24, 2006, the Partnership issued a press release announcing the adjournment of the special meeting and the resetting of the rights offering record date.

The Board met on March 26, 2006 to continue its discussions concerning the New Soros Group proposal, but did not reach any decision since counsel to the Partnership had not yet received a response to its letter to counsel to the Soros Group seeking clarifications of certain terms of the New Soros Group proposal. Jefferies advised the Board that without the requested information, Jefferies would not be able to prepare an evaluation of the New Soros Group proposal to the Board.

On March 28, 2006, the Partnership commenced the tender and exchange offer and consent solicitation for senior notes contemplated by the Kestrel transaction, which is set to expire at 12:00 midnight on April 25, 2006. The tender and exchange offer is conditioned upon the continued effectiveness and closing of the Kestrel transaction.

New Kestrel Proposal. On March 29, 2006, the Partnership received a new proposal from Kestrel to further amend the amended unit purchase agreement (the “New Kestrel proposal”). The New Kestrel proposal included, among other things, an increase in the per unit price being paid by Kestrel to $2.50 and a reduction in the number of common units being purchased by Kestrel to 6,750,000 resulting in reduced dilution to existing unitholders and no change in Kestrel’s aggregate equity investment of $16.875 million. The New Kestrel proposal also contemplated a decrease in the exercise price per unit in the rights offering to the Partnership’s common unitholders to $2.00 per common unit (from $2.25) and an increase in the number of common units being offered in the rights offering to 19,687,500 (from 17,500,000), with a standby commitment from M2 to purchase all units that are not subscribed for in the rights offering at an exercise price of $2.25.

The Board of Directors of Star Gas met on March 29, 2006 to continue its review of the New Soros Group proposal and to discuss the New Kestrel proposal. At this meeting, the Board received a presentation from Jefferies comparing the financial terms and other aspects of the New Soros Group proposal and the Kestrel transaction (before giving effect to the New Kestrel proposal). The Board also requested that Jefferies evaluate the New Kestrel proposal in order to assist the Board in the Board’s determination as to whether the New Soros Group proposal was more favorable from a financial point of view than the New Kestrel proposal.

The Board met on March 30, 2006 to continue its review of the New Soros Group proposal and New Kestrel proposal. At this meeting, the Board received a presentation from Jefferies comparing the financial terms and other aspects of the New Soros Group proposal and the New Kestrel proposal. A summary of Jefferies’ analysis is set forth below under the heading “Presentation of Jefferies & Company.”

After carefully reviewing and considering the financial terms, timing considerations, market risks and potential benefits and detriments of the New Soros Group proposal and New Kestrel proposal, and after consulting with its financial advisors and outside legal counsel, the Board of Directors of Star Gas approved the New Kestrel proposal and authorized management to enter into an amendment to the amended unit purchase agreement to implement the New Kestrel proposal. On March 30, 2006, the Partnership entered into the second amendment to the Kestrel unit purchase agreement. The Board also concluded that the New Soros Group proposal was not a “superior proposal” under the terms of the Kestrel transaction as amended by the New Kestrel proposal.

The New Soros Group proposal was determined not to be superior for a number of reasons. While the Soros Group indicated that they were confident that they would be able to secure or provide sufficient financing to alleviate the risks associated with a potential alleged default being asserted by the Partnership’s senior noteholders after April 30, 2006 (the date upon which the Partnership’s lockup agreements with Star Gas Partners’ senior noteholders terminate), the Soros Group did not provide any details of such financing. The Board considered these factors in light of a recent letter received from counsel to certain of Star Gas Partners’ senior noteholders who have entered into lockup agreements, which indicated that while such noteholders have not determined whether to exercise their rights and remedies under the senior notes indenture, such noteholders reserved the right to do so following the termination of their lockup agreements. In addition, the Board believed that the New Soros Group proposal would likely trigger the change in control provisions under Star Gas Partners’ senior note indenture, which could result in Star Gas Partners having to offer to repurchase all $265 million of these senior notes. The Soros Group has not provided any details as to how it would meet that obligation.

The conditions contained in the New Soros Group proposal also were problematic, as a number of the conditions related to the equity interests of Star Gas Partners’ general partner. Neither the Board nor the Partnership has the ability to compel the equity holders of Star Gas Partners’ general partner to comply with the conditions set forth in the New Soros Group proposal and accordingly, there could be no assurance that these conditions would be satisfied. These additional conditions were assessed by the Board in determining the ability of the Soros Group to consummate the transaction contemplated by the New Soros Group proposal.

After consulting with its financial advisors, the Board also concluded that from a financial point of view the New Soros Group proposal was substantially equivalent, but not “superior,” to the Kestrel transaction. While the Board recognized that the New Soros Group proposal would provide additional cash to the Partnership, after deducting the termination fee and expense reimbursement due under the amended unit purchase agreement and the estimated incremental transaction expenses and interest that would accrue during any period of delay on the senior notes which otherwise would have been repaid or converted to common units in the Kestrel transaction, the amount of additional cash provided to the Partnership would only be approximately $1.75 million. In addition, the New Soros Group proposal did not assure the same amount of deleveraging as would occur under the Kestrel transaction, which contemplates deleveraging in an amount up to $100 million.

The Board believed that the $100 million of debt reduction associated with the Kestrel transaction would stabilize Star Gas Partners’ financial condition, reduce its interest expense and thereby improve its earnings as well as increase its ability to grow its business through acquisitions. In addition, the Kestrel transaction, unlike the New Soros Group proposal, assures the Partnership that it can redeem up to approximately $73.1 million of senior notes at par without any premium providing for an efficient use of the cash provided by its proposal. The Board also believed that the relatively small incremental amount of cash to the Partnership in the New Soros Group proposal was outweighed by the lack of deleveraging, the lack of a clear proposal to deal with Star Gas Partners’ senior noteholders within the existing time parameters of the lockup agreements, the conditions pertaining to Star Gas Partners’ general partner’s equity holders for which there could be no assurance of satisfaction and the other elements of uncertainty and risks of the New Soros Group proposal.

The Board noted that the financial aspects of the Kestrel transaction had been enhanced by increasing the price Kestrel would pay for its investment in the Partnership from $2.25 per unit to $2.50 per unit, while at the same time reducing the price to be paid by common unitholders in the rights offering from $2.25 per unit to $2.00 per unit. In addition, the Board noted Kestrel’s willingness to backstop the rights offering at a price of $2.25 per unit, which could result in additional cash for the Partnership to the extent that the rights offering was not fully subscribed for by common unitholders.

The Board also considered the impact on the Partnership’s business and employees in light of the additional uncertainty about the New Soros Group’s proposal, the time required to consummate a transaction with the Soros Group, the related additional uncertainty associated with the due diligence review required to be undertaken by the Soros Group, and the additional effort and expense required to obtain a new vote of common unitholders (and potentially senior subordinated unitholders) for the Soros Group’s revised proposal, and concluded that these factors could pose additional risks to the Partnership under the New Soros Group proposal.

In comparing the New Soros Group proposal to the amended unit purchase agreement, the Board concluded, based on the factors discussed above and the analyses performed by its financial advisors, the New Soros Group proposal did not constitute a “Superior Proposal” under the terms of the amended unit purchase agreement.

The Partnership continues to believe that the agreement with Kestrel has a high likelihood of closing, subject to unitholder approval following the special meeting of Star Gas Partners’ unitholders that is now scheduled to be held on Thursday, April 6, 2006. The Board of Directors of Star Gas continues to recommend that the Partnership’s unitholders vote for approval and adoption of the Kestrel transaction.

Since the Board has concluded that the Soros Group proposal is not a “Superior Proposal,” Star is precluded under the Kestrel agreement from providing confidential information to, or entering into or participating in discussions or negotiations with, the Soros Group at this time. Star Gas Partners’ unitholders should be aware that the Board retains the ability to consider unsolicited proposals, and determine that such proposals are “Superior Proposals” after the date of the special meeting and to terminate the amended unit purchase agreement in order to accept a superior proposal.

Presentation of Jefferies & Company

At the March 30, 2006 meeting of the Board of Directors of Star Gas, Jefferies made a presentation to the Board comparing the financial terms and other aspects of the New Kestrel proposal and the New Soros Group proposal. The following is a summary of the material financial and comparative analyses performed by Jefferies and presented at that meeting. In order to fully understand Jefferies’ financial analyses, the tables must be read together with the text summarizing the data appearing in the tables. The tables alone do not constitute a complete description of the analyses. Considering the data described below without considering the full narrative description of the analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Jefferies’ analyses.

Pro Forma Ownership Analysis. Jefferies performed a pro forma ownership analysis to estimate the potential dilution to holders of the existing common units under the New Kestrel proposal assuming both full participation in the rights offering by holders of existing common units, which is referred to below as “Full Participation in Rights Offering,” and no participation in the rights offering by holders of existing common units, which is referred to below as “No Participation in Rights Offering.” The results of this analysis were as follows:

		New Kestrel Proposal
	Current Ownership*	Full Participation in Rights Offering**	No Participation in Rights Offering**
Existing Common Units	88.8%	68.4%	42.4%
Senior and Junior Subordinated Units	10.3%	4.9%	4.9%
Senior Notes	0.0%	17.7%	17.7%
Kestrel	0.0%	8.9%	34.9%
General Partner	0.9%	—	—

TOTAL	100.0%	100.0%	100.0%

NOTE: totals may not equal 100% due to rounding.

*	Represents ownership of all outstanding units (including common units and general partner units).
**	Represents pro forma ownership of outstanding common units.

Jefferies also prepared a pro forma ownership analysis to estimate the potential dilution to holders of the existing common units under the New Soros Group proposal assuming both full participation in the rights offering by holders of existing common units, which is referred to below as “Full Participation in Rights Offering,” and no participation in the rights offering by holders of existing common units, which is referred to below as “No Participation in Rights Offering,” and assuming for illustrative purposes that existing common unit holders tender either 15 million, 7.5 million, or no common units to the Soros Group in the tender offer. The results of this analysis were as follows:

	New Soros Proposal
	Full Participation in Rights Offering*			No Participation in Rights Offering*
	15 million common units tendered	7.5 million common units tendered	No common units tendered	15 million common units tendered	7.5 million common units tendered	No common units tendered
Existing Common Units	50.3%	72.3%	94.3%	26.0%	37.4%	48.8%
Senior and Junior Subordinated Units	5.7%	5.7%	5.7%	5.7%	5.7%	5.7%
Senior Notes	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Soros	44.0%	22.0%	0.0%	68.3%	56.9%	45.5%
General Partner	—	—	—	—	—	—

TOTAL	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

NOTE: totals may not equal 100% due to rounding.

*	Represents pro forma ownership of outstanding common units.

Hypothetical Common Unitholder Equity Value Ownership Analysis. Using distributable cash flow, or DCF, forecasts provided by senior management for fiscal years 2006 to 2010 and a hypothetical implied yield for the common units during such period of 10.8%, Jefferies compared the hypothetical aggregate market value of the existing common units under the New Kestrel proposal and the New Soros Group proposal (using the debt reduction and acquisition scenarios described below) to the hypothetical market capitalization for all outstanding common units, in each case assuming both full participation in the rights offering by holders of existing common units, which is referred to below as “Full Participation in Rights Offering,” and no participation in the rights offering by holders of existing common units, which is referred to below as “No Participation in Rights Offering.” The analysis for the New Soros Group proposal was performed assuming for illustrative purposes that existing common unit holders tender either 15 million units, 7.5 million units, or no units to the Soros Group in the tender offer. Noting incremental pre-tax fees and expenses estimated by Star Gas Partners management to be incurred in connection with the New Soros Group proposal of $9.5 million, the net amount of $58 million that Star Gas Partners would receive under the New Soros Group proposal was assumed to be used to tender for Senior Notes. Given the leverage under the New Soros Group proposal and bank covenants restricting acquisitions, the acquisitions scenario, as outlined below, was not estimated for the New Soros Group proposal as the rights offering would not provide sufficient proceeds to permit the Partnership to make acquisitions. Star Gas Partners management identified the two most likely potential scenarios to reflect possible uses of any net incremental cash under the competing proposals, which were as follows:

• Debt Reduction
Scenario:	Under the New Kestrel proposal, the incremental net cash is used to purchase Senior Notes in lieu of incurring additional indebtedness for that purpose under Star Gas Partners’ working capital facility, which would accrue interest at 7%. Under the New Soros Group proposal, the incremental net cash is used to purchase Senior Notes in a tender to noteholders at 105 1/8% of par.

• Acquisitions Scenario:	Under the New Kestrel proposal, the incremental net cash is used to fund acquisitions at 4.5x EBITDA.

The results of this analysis were as follows:

	2006	2007	2008	2009	2010
Full Participation in Rights Offering(1)
Debt Reduction Scenario
New Kestrel Proposal Hypothetical Existing Common Units Market Capitalization(2)	$52.5	$70.5	$95.4	$117.7	$130.6

New Soros Proposal (15 million common units tendered) Hypothetical Existing Common Units Market Capitalization(3)	64.0	76.3	93.5	109.0	118.3
New Soros Proposal (7.5 million common units tendered) Hypothetical Existing Common Units Market Capitalization(4)	49.9	67.4	92.2	114.5	127.9
New Soros Proposal (No common units tendered) Hypothetical Existing Common Units Market Capitalization(5)	35.7	58.6	90.9	120.0	137.4

Acquisitions Scenario
New Kestrel Proposal Hypothetical Existing Common Units Market Capitalization(2)	58.2	75.9	100.8	122.5	135.3

No Participation in Rights Offering(1)
Debt Reduction Scenario
New Kestrel Proposal Hypothetical Existing Common Units Market Capitalization(6)	$58.4	$69.6	$85.2	$99.0	$107.1

New Soros Proposal (15 million common units tendered) Hypothetical Existing Common Units Market Capitalization(7)	73.5	79.8	88.7	96.8	101.6
New Soros Proposal (7.5 million common units tendered) Hypothetical Existing Common Units Market Capitalization(8)	63.4	72.5	85.4	96.9	103.8
New Soros Proposal (No common units tendered) Hypothetical Existing Common Units Market Capitalization(9)	53.4	65.2	82.0	97.0	106.0

Acquisitions Scenario
New Kestrel Proposal Hypothetical Existing Common Units Market Capitalization(6)	64.6	75.4	90.9	104.0	112.1
1.	Hypothetical common units’ market capitalization is based on a hypothetical implied yield of 10.8%, plus proceeds received for common units tendered to the Soros Group in the case of the New Soros Group proposal and less amounts paid to participate in the rights offering in the New Kestrel proposal or the New Soros Group proposal, as the case may be.
2.	Assuming existing common unitholders fully subscribe to the rights offering under the New Kestrel proposal, their aggregate pro forma ownership would be 68.4% of the outstanding common units.

3.	Assuming existing common unitholders fully subscribe to the rights offering and tender 15 million units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 50.3% of the outstanding common units.
4.	Assuming existing common unitholders fully subscribe to the rights offering and tender 7.5 million units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 72.3% of the outstanding common units.
5.	Assuming existing common unitholders fully subscribe to the rights offering and tender no units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 94.3% of the outstanding common units.
6.	Assuming existing common unitholders do not subscribe to the rights offering under the New Kestrel proposal, their aggregate pro forma ownership would be 42.4% of the outstanding common units.
7.	Assuming existing common unitholders do not subscribe to the rights offering and tender 15 million units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 26.0% of the outstanding common units.
8.	Assuming existing common unitholders do not subscribe to the rights offering and tender 7.5 million units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 37.4% of the outstanding common units.
9.	Assuming existing common unitholders do not subscribe to the rights offering and tender no units to the Soros Group in the tender offer under the New Soros Group proposal, their aggregate pro forma ownership would be 48.8% of the outstanding common units.

Jefferies’ analysis was one of many factors considered by Star Gas’ board of directors in its evaluation of the Soros Group proposal. Pursuant to an engagement letter between Star Gas and Jefferies dated May 12, 2005, Star Gas has agreed to pay Jefferies a customary fee for its services in connection with the Kestrel transaction, a portion of which was paid upon delivery of Jefferies’ written opinion to the Board in connection with the Kestrel transaction, and a significant portion of which is payable contingent upon consummation of the Kestrel transaction. Pursuant to that engagement letter, Star Gas has also agreed to pay Jefferies a fee in the event that Star Gas Partners consummates a recapitalization or other similar transaction with a third party (which would include the Soros Group), which fee would be approximately $2.0 million greater than the fee Jefferies would receive in connection with the Kestrel transaction. Jefferies will also be reimbursed for reasonable expenses incurred, including the fees and disbursements of its counsel. Star Gas has agreed to indemnify Jefferies against liabilities arising out of or in connection with the services rendered or to be rendered by it under its engagement.

VOTING PROCEDURES

We recognize that time is short before the upcoming Special Meeting and if you have not yet voted or wish to change your vote, we urge you to vote by phone or through the internet, or alternatively you may vote by faxing both sides of your signed proxy to Georgeson at 212-440-9009. Instructions on how to vote by phone or through the internet may be found on the enclosed proxy card.

FOR UNITHOLDERS WHO HAVE NOT ALREADY VOTED

Enclosed for your convenience is an amended proxy card (and a return envelope) for your use. You may use any of the proxy cards which were previously sent to you with the original proxy statement, or subsequent mailings, or you may use the amended proxy card enclosed with this supplement.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote all executed proxy cards in accordance with the recommendations of the board of directors of Star Gas, which is to vote FOR all three proposals to effect the Kestrel recapitalization. With respect to any other matter that properly comes before the special meeting the proxy holders will vote as recommended by the board of directors of Star Gas, or, if no recommendation is given, in their own discretion. See “The Recapitalization – Reasons for the Recapitalization that the Board Considered; Recommendations of the Board” in the proxy statement.

FOR UNITHOLDERS WHO HAVE ALREADY VOTED

We have enclosed an amended proxy card (and a return envelope) for your use, in case you wish to change your vote. If you have already submitted your proxy and you do not wish to change your vote, you do not need to return this amended proxy card. If we receive the enclosed proxy card, duly executed and dated, prior to the date of the special meeting, any proxy previously granted by you will be, without further action on your part, revoked, and the enclosed proxy card will be voted as indicated.

Unless you give other instructions on your proxy card, the persons named as proxy holders on the proxy card will vote all executed proxy cards in accordance with the recommendations of the Board of Directors of Star Gas, which is to vote FOR all three proposals to effect the Kestrel recapitalization. With respect to any other matter that properly comes before the special meeting, the proxy holders will vote as recommended by the board of directors of Star Gas, or, if no recommendation is given, in their own discretion. See “The Recapitalization – Reasons for the Recapitalization that the Board Considered; Recommendations of the Board” in the proxy statement.

FOR UNITHOLDERS WHO WISH TO REVOKE THEIR PREVIOUSLY SUBMITTED PROXY

You may revoke your proxy at any time before it is voted. A proxy may be voted in any of the following ways:

(1) by submitting a written revocation to the Secretary of Star Gas Partners, L.P., 2187 Atlantic Street, Stamford, CT 06902 (which must be received by the Secretary of Star Gas prior to the special meeting);

(2) by submitting a later-dated proxy by mail or telephone or through the internet (which must be received by the Secretary of Star Gas prior to the special meeting); or

(3) by voting in person at the special meeting.

However, simply attending the special meeting (without voting) will not revoke a proxy.

If you do not hold your units in your own name, you may revoke a previously given proxy by following the revocation instructions provided by the bank, broker or other person who is the registered owner of your units.

FINANCIAL INFORMATION

Unit Issuances

The following table shows the approximate number of units outstanding before and after the proposed recapitalization after giving effect to the second amendment.

	Before Recapitalization		After Recapitalization
	Number	Percentage	Number	Percentage
Common Units
Existing common units	32,165,528	88.8%	32,165,528	42.3%
Issued to Kestrel entities**	—	—	6,750,000	8.9%
Issued in rights offering	—	—	19,687,500	25.9%
Issued to senior noteholders	—	—	13,433,962	17.6%
Issued to subordinated unitholders	—	—	3,737,346	4.9%

Subtotal	32,165,528	88.8%	75,774,336	99.6%

Subordinated Units
Senior subordinated units	3,391,982	9.4%	—	—
Junior subordinated units	345,364	0.9%	—	—
Subtotal	3,737,346	10.3%	—	—
General Partner Units	325,729	0.9%	325,729	0.4%

Total	36,228,603	100%	76,100,065	100%

*	As of the date of this proxy supplement.
**	Assumes no additional units are acquired in the rights offering pursuant to its standby commitment.

Pro Forma Financial Information

After giving effect to the second amendment, the pro forma basic and diluted income (loss) per Limited Partner Unit from continuing operations and the pro forma weighted average number of Limited Partner units outstanding (basic and diluted) would be ($2.23) per unit and 75.6 million units for the fiscal year ended September 30, 2005 and $0.20 per unit and 75.7 million units for the three months ended December 31, 2005, respectively.

Exhibit A

AMENDMENT NO. 2

TO

UNIT PURCHASE AGREEMENT

THIS AMENDMENT NO. 2 TO UNIT PURCHASE AGREEMENT (this “Amendment”) is made and entered into this 30th day of March, 2006, by and among Star Gas Partners, L.P., a Delaware limited partnership (the “Partnership”) and its general partner, Star Gas LLC, a Delaware limited liability company (the “Partnership GP” and, together with the Partnership and their Subsidiaries, collectively referred to as the “Partnership Entities”); and Kestrel Energy Partners, LLC, a Delaware limited liability company (“Kestrel”), and its Subsidiaries Kestrel Heat, LLC, a Delaware limited liability company (“Kestrel Heat”), and KM2, LLC, a Delaware limited liability company (“M2” and, together with Kestrel and Kestrel Heat, collectively referred to as the “Kestrel Entities”).

WITNESSETH :

WHEREAS, the Partnership Parties and the Kestrel Entities are parties to that certain Unit Purchase Agreement dated as of December 5, 2005, as amended by Amendment No. 1 to Unit Purchase Agreement dated as of March 12, 2006 (the “Unit Purchase Agreement”); and

WHEREAS, the parties hereto desire to enter into this Amendment to amend the Unit Purchase Agreement to (i) decrease the aggregate number of Common Units to be purchased by Buyers pursuant to subsections (a) and (b) of Section 1.1 to 6,750,000 and increase the purchase price per Common Unit for such Common Units from $2.25 per Common Unit to $2.50 per Common Unit and (ii) decrease the purchase price for the Common Units to be sold in the Rights Offering to $2.00 per Common Unit; provided that the purchase price per Common Unit for the Unsubscribed Units, if any, to be purchased by M2 shall remain at $2.25 per Common Unit;

NOW, THEREFORE, in consideration of the premises, the mutual covenants and agreements contained herein and in the Unit Purchase Agreement and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Partnership Parties and the Kestrel Entities agree as follows:

Section 1. Certain Definitions. Terms used in this Amendment and not otherwise defined shall have the meanings set forth in the Unit Purchase Agreement. All references to the “Agreement” in the Unit Purchase Agreement shall be deemed to refer to the Unit Purchase Agreement as amended by this Amendment.

Section 2. Agreement to Sell and to Purchase Common Units. The Unit Purchase Agreement is hereby amended in order to delete subsection (b) to Section 1.1 and to replace such subsection with a new subsection (b) to Section 1.1 to read in its entirety as follows:

“(b) 6,250,000 Common Units to be sold to and purchased by M2;”

Section 3. Purchase Price and Payment. The Unit Purchase Agreement is hereby amended in order to delete Section 1.2 and to replace such section with a new Section 1.2, to read in its entirety as follows:

“1.2. Purchase Price and Payment. The aggregate purchase price for the Common Units to be purchased by Buyers pursuant to subsections (a) and (b) of Section 1.1 shall be equal to $2.50 per Common Unit times the total number of Common Units to be purchased by Buyers at the Closing pursuant to subsections (a) and (b) of Section 1.1. The aggregate purchase price for the Common Units to be purchased by M2 pursuant to subsection (d) of Section 1.1 shall be equal to $2.25 per Common Unit times the total number of Common Units to be purchased by M2 at the Closing pursuant to subsection (d) of Section 1.1. The aggregate purchase price payable for the Units to be purchased by Buyers pursuant to Section 1.1 (the “Purchase Price”) shall be paid at the Closing in immediately available funds by confirmed wire transfer to a bank account to be designated by the Partnership (such designation to occur no later than the third Business Day prior to the Closing Date). As further acknowledged in Section 5.10, the New General Partner Units shall be issuable for no consideration.”

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Section 4. Intent of the Parties. The Unit Purchase Agreement is hereby amended in order to delete subsection (b) to Section 1.3 and to replace such subsection with a new subsection (b) to Section 1.3 to read in its entirety as follows:

“(b) As used herein, the “Rights Offering” shall mean that certain distribution by the Partnership to each record holder of Common Units, as of a record date after the Special Meeting to be set by the Partnership, of the non-transferable right (the “Rights”) to purchase, at $2.00 per Common Unit, a pro-rata portion of 19,687,500 Common Units (subject to rounding as set forth below). It is currently anticipated that in the Rights Offering (i) the Partnership will distribute .6121 non-transferable Rights with respect to each Common Unit outstanding as of the record date for the Rights Offering, at no cost to the record holders; (ii) one Right plus $2.00 in cash will entitle the holder to purchase one Common Unit; (iii) the Rights will be evidenced by non-transferable subscription certificates; (iv) no fractional Rights or cash in lieu thereof will be issued or paid, and the number of Rights distributed to each holder of Common Units will be rounded up to the nearest whole number of Rights; and (v) brokers, dealers and other nominees holding Common Units on the record date for more than one beneficial owner will be entitled to obtain separate subscription certificates for their beneficial owners so that they may each receive the benefit of rounding.”

Section 5. Ratification of Unit Purchase Agreement. The Unit Purchase Agreement, as amended by this Amendment, is hereby ratified and confirmed in all respects and shall remain in full force and effect.

Section 6. Counterparts. This Amendment may be executed in several counterparts, each of which shall be an original and all of which shall constitute but one and the same instrument.

[Remainder of Page Left Blank]

[Signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Amendment, or caused this Amendment to be executed by their duly authorized representatives, all as of the day and year first above written.

THE PARTNERSHIP/PARTNERSHIP GP:

STAR GAS PARTNERS, L.P.
Address:
2187 Atlantic Street
Stamford, CT 06902	By: STAR GAS LLC, its general partner
Attention: Joe Cavanaugh
Fax: (203) 328-7393
	By:	/s/ Joseph P. Cavanaugh
	Name:	Joseph P. Cavanaugh
	Title:	CEO and Director

with a copy to:	STAR GAS LLC

Phillips Nizer LLP	By:	/s/ Joseph P. Cavanaugh
666 Fifth Avenue	Name:	Joseph P. Cavanaugh
28th Floor	Title:	CEO and Director
New York, NY 10103
Attention: Alan Shapiro, Esq.
Fax: (212) 262-5152

KESTREL/BUYERS:

KESTREL ENERGY PARTNERS, LLC
Address:
2 Count Rumford Lane
Huntington, NY 11743
Attention: Paul A. Vermylen, Jr.	By:	/s/ Paul A. Vermylen, Jr.
Fax: (631) 614-4238		Paul A. Vermylen, Jr., President

KESTREL HEAT, LLC

with a copy to:
Thompson & Knight LLP	By:	/s/ Paul A. Vermylen, Jr.
Suite 3300		Paul A. Vermylen, Jr., President
Dallas, Texas 75201
Attention: Jeffrey A. Zlotky, Esq.	KM2, LLC
Fax: (214) 969-1751
	By:	/s/ Paul A. Vermylen, Jr.
Paul A. Vermylen, Jr., President

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